UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORT OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ____________ to ____________

Commission file number: 000-16421

Employees’ Retirement Savings Plan of Provident Bank
(Title of Plan)

Provident Bankshares Corporation
(Name of Issuer)

114 East Lexington Street
Baltimore, Maryland 21202
(Address of Plan and of Principal Executive Office of Issuer)

REQUIRED INFORMATION

Financial Statements

The Employees’ Retirement Savings Plan of Provident Bank (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The following Plan financial statements and schedules are attached hereto immediately after the Signatures to this report:

1. Report of Independent Registered Public Accounting Firm

2. Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006

3. Statements of Changes in Net Assets Available for Benefits for the Years ended December 31, 2007 and 2006

4. Notes to Financial Statements

5. Supplemental Schedule of Assets (Held at End of Year) - December 31, 2007

6. Supplemental Schedule of Delinquent Participant Contributions - Year Ended December 31, 2007

Exhibits

The following exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof:

23.1	Consent of KPMG LLP (filed herewith)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Employees’ Retirement Savings Plan of Provident Bank

Date: June 27, 2008	By:	/s/ Lisa Punt
Lisa Punt, Managing Director, Human
Resources, for the Retirement Benefits Committee, Plan Administrator

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND FINANCIAL STATEMENTS

EMPLOYEES’ RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Financial Statements

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

EMPLOYEES’ RETIREMENT SAVINGS PLAN

OF PROVIDENT BANK

Table of Contents

The other schedules required by Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, are not applicable and are therefore omitted.

Report of Independent Registered Public Accounting Firm

The Retirement Benefits Committee
Employees’ Retirement Savings Plan of Provident Bank:

We have audited the accompanying statements of net assets available for benefits of the Employees’ Retirement Savings Plan of Provident Bank (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2007 and Schedule H, line 4a - schedule of delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Baltimore, Maryland
June 26, 2008

EMPLOYEES’ RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Investments, at fair value (note 3)	$81,069,257	92,341,014
Receivables:
Participant contributions	268	141,902
Employer contributions	122,276	252,192
Due from broker for securities sold	33,867	234,387
Accrued investment income	3,507	5,228
Total receivables	159,918	633,709
Net assets available for benefits at fair value	81,229,175	92,974,723
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts (note 2)	49,496	156,040
Net assets available for benefits	$81,278,671	93,130,763

See accompanying notes to financial statements.

EMPLOYEES’ RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2007 and 2006

	2007	2006
Additions:
Investment income:
Interest and dividends	$5,348,478	3,919,683
Net appreciation (depreciation) in fair value of investments
(note 3)	(13,618,259)	3,783,107
	(8,269,781)	7,702,790
Contributions:
Participants	5,502,308	5,755,182
Employer	2,694,334	2,584,220
	8,196,642	8,339,402
Total (deletions) additions	(73,139)	16,042,192
Deductions:
Benefits paid to participants	11,762,625	6,522,482
Administrative expenses	16,328	16,875
Total deductions	11,778,953	6,539,357
Net (decrease) increase in net assets available
for benefits	(11,852,092)	9,502,835
Net assets available for benefits:
Beginning of year	93,130,763	83,627,928
End of year	$81,278,671	93,130,763

See accompanying notes to financial statements.

EMPLOYEES’ RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Notes to Financial Statements
December 31, 2007 and 2006

(1)	Description of the Plan

The following description of the Employees’ Retirement Savings Plan of Provident Bank (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan sponsored by Provident Bank (the Company) and covering all full-time and certain part-time employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective October 1, 2007, employees are eligible to participate in the Plan after completing one month of service. Previously, employees were eligible after six months of service.

(b)	Contributions

Each year, participants may contribute up to 50% of eligible annual compensation, as defined in the Plan, subject to the limits established by the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catchup contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company contributes a matching amount equal to 100% of the employee’s contributions up to the first 3% of the employee’s compensation and 50% of the employee’s contributions on the next 3% of the employee’s compensation. The Company’s contributions are allocated in the same manner as the participant’s contributions.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the matching Company contribution and an allocation of Plan earnings. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Company contributions plus earnings thereon become vested at the time the contributions are made to the Plan.

(Continued)

EMPLOYEES’ RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Notes to Financial Statements
December 31, 2007 and 2006

(e)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Loan terms range from 1-10 years. Principal and interest is paid ratably through monthly payroll deductions.

(f)	Payment of Benefits

Upon termination of service due to death, retirement, disability or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments. Certain participants may elect a lump-sum payment in cash or Company stock.

(g)	Forfeited Accounts

In accordance with the terms of the Plan, any forfeitures of Company contributions will be used to reduce future Company contributions. In 2007 and 2006, there were no forfeitures.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in mutual funds are based on quoted market information. Shares of common stock of the Company are valued at the last sale price on the principal exchange on which they are traded. The Plan’s investment in the common/collective trust is carried at fair value using the value of the underlying securities and is adjusted from fair value to contract value because the investment in the common/collective trust is a fully benefit-responsive investment contract. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of investments are recorded on a trade-date basis. Appreciation and depreciation in the fair values of investments are recognized in the financial statements in the period in which such changes occur. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c)	Administrative Expenses

The Company pays all of the Plan’s administrative expenses except for the loan administration expenses, which are deducted directly from the individual participants’ accounts.

(Continued)

EMPLOYEES’ RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Notes to Financial Statements
December 31, 2007 and 2006

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(e)	Benefits

Benefits are recorded when paid.

(f)	New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the statement of net assets available for benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investments contracts.

(g)	Reclassifications

Certain amounts for 2006 have been reclassified to conform with the presentation for 2007.

(Continued)

EMPLOYEES’ RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Notes to Financial Statements
December 31, 2007 and 2006

(3)	Investments

The following table presents the fair values of investments at December 31, 2007 and 2006. Those investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and/or 2006 are indicated by an “*”:

	2007	2006
Money market fund	$863,173	1,011,915

Common stock:
Provident Bankshares Corporation Stock*	19,558,823	29,430,306

Common/collective trust:
Fidelity Advisor Stable Value Portfolio*	12,449,776	15,443,911

Mutual funds:
Columbia Marsico Growth Fund*	4,857,917	4,020,517
Fidelity Advisor Balanced Fund*	6,092,749	5,771,873
Fidelity Advisor Dividend Growth Fund*	9,048,954	9,787,583
Fidelity Advisor Small Cap Fund*	5,177,183	5,125,221
Legg Mason Value Trust, Inc.*	6,675,214	8,749,229
Other	14,987,270	11,582,029

Participant loans	1,358,198	1,418,430
	$81,069,257	92,341,014

The contract value of the common/collective trust was $12,499,272 and $15,599,951 at December 31, 2007 and 2006, respectively.

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006
Common stock of Provident Bankshares	$(12,020,090)	1,906,138
Mutual funds	(1,598,169)	1,876,969
	$(13,618,259)	3,783,107

(4)	Transactions with Parties-in-Interest

During the years ended December 31, 2007 and 2006, the Plan invested in a common/collective trust fund and several mutual funds managed by Fidelity Management Trust Company (FMTC). FMTC is the trustee and custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions. There were no fees paid to FMTC in 2007 and 2006.

(Continued)

EMPLOYEES’ RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Notes to Financial Statements
December 31, 2007 and 2006

The Plan also invests in shares of Provident Bankshares Corporation Stock.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, resulting in 100% vesting of the interests of all participants.

(6)	Tax Status

The Plan has adopted a nonstandardized prototype plan sponsored by Fidelity. A favorable opinion letter issued by the Internal Revenue Service and dated October 9, 2003 has been received for the prototype plan. The Company is relying on the opinion letter as provided for in Announcement 2001-77. The Plan has been amended since the opinion letter was issued, but the Company and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(7)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(Continued)

EMPLOYEES’ RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Notes to Financial Statements
December 31, 2007 and 2006

(8)	Reconciliation to Form 5500

In 2007 and 2006, deemed distributions were excluded from participant loans receivable in the Form 5500 but included in the accompanying financial statements. The following is a reconciliation of participant loans receivable, net assets available for benefits at fair value, investment income and benefits paid to participants:

	2007	2006
Participant loans receivable per financial statements	$1,358,198	1,418,430
Deemed distributions of participant loans	(71,301)	(33,677)
Participant loans receivable per Form 5500	$1,286,897	1,384,753

Net assets available for benefits at fair value per
financial statements	$81,229,175	92,974,723
Amounts allocated to withdrawing participants	(1,596)	—
Deemed distributions of participant loans	(71,301)	(33,677)
Net assets available for benefits at fair value per
Form 5500	$81,156,278	92,941,046

Investment (loss) income per financial statements	$(8,269,781)	7,702,790
Interest on deemed distributions of participant loans	(3,247)	(2,233)
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts: prior year	156,040	—
current year	(49,496)	(156,040)
Investment (loss) income per Form 5500	$(8,166,484)	7,544,517

Benefits paid to participants per financial statements	$11,762,625	6,522,482
Amounts allocated to withdrawing participants	1,596	—
Deemed distributions of participant loans	34,377	599
Benefit payments and certain deemed distributions of
participant loans per Form 5500	$11,798,598	6,523,081

EMPLOYEES’ RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2007

	(b) Identity of issuer, borrower,	(c) Description of investment including maturity date,	(d) Current
(a)	lessor or similar party	number of shares or units, rate of interest	value
	Money market fund:
*	Fidelity Investments	Fidelity Institutional Fund	$863,173
	Common stock:
*	Provident Bankshares Corporation	Common stock; 914,391 shares	19,558,823
	Common/collective trust:
*	Fidelity Investments	Fidelity Advisor Stable Value Portfolio; 12,499,272 units	12,449,776
	Mutual funds:
	AIM Investments	AIM Basic Value Fund; 75,950 shares	2,392,415
	Columbia Funds	Columbia Marsico Growth Fund; 212,136 shares	4,857,917
*	Fidelity Investments	Fidelity Advisor Balanced Fund; 376,561 shares	6,092,749
*	Fidelity Investments	Fidelity Advisor Dividend Growth Fund; 721,607 shares	9,048,954
*	Fidelity Investments	Fidelity Advisor Diversified International Fund;
		136,936 shares	2,989,312
*	Fidelity Investments	Fidelity Advisor Freedom 2005; 610 shares	7,336
*	Fidelity Investments	Fidelity Advisor Freedom 2010; 17,897 shares	222,640
*	Fidelity Investments	Fidelity Advisor Freedom 2015; 52,115 shares	656,127
*	Fidelity Investments	Fidelity Advisor Freedom 2020; 115,404 shares	1,587,956
*	Fidelity Investments	Fidelity Advisor Freedom 2025; 43,205 shares	575,485
*	Fidelity Investments	Fidelity Advisor Freedom 2030; 46,357 shares	679,124
*	Fidelity Investments	Fidelity Advisor Freedom 2035; 15,513 shares	214,698
*	Fidelity Investments	Fidelity Advisor Freedom 2040; 19,670 shares	296,429
*	Fidelity Investments	Fidelity Advisor Freedom 2045; 8,719 shares	100,879
*	Fidelity Investments	Fidelity Advisor Freedom 2050; 8,682 shares	100,282
*	Fidelity Investments	Fidelity Advisor Freedom Inc; 411 shares	4,409
*	Fidelity Investments	Fidelity Advisor Intermediate Bond Fund; 201,066 shares	2,145,377
*	Fidelity Investments	Fidelity Advisor Small Cap Fund; 209,772 shares	5,177,183
*	Fidelity Investments	Fidelity Advisor Value Strategies Fund; 116,312 shares	3,014,801
*	Legg Mason, Inc.	Legg Mason Value Trust, Inc.; 107,630 shares	6,675,214
			46,839,287
	Participant loans:
*	Participant loans	Interest rates ranging from 4% to 9.25%	1,358,198
			$81,069,257

*	Party-in-interest.

See accompanying report of independent registered public accounting firm.

EMPLOYEES’ RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions
Year Ended December 31, 2007

Identification of	Relationship to Plan, employer or	(1)	Lost
party involved	other party-in-interest	Period	earnings
Provident Bank	Plan sponsor	January 1, 2004 -	$8,448
		July 31, 2007

(1)	As part of a Department of Labor audit, several delinquent contributions were noted. The Plan sponsor made a deposit to the Plan on September 5, 2007 to cover lost earnings.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of KPMG LLP (filed herewith)